UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (c), AND (d)

(Amendment No. 4)*

Aspira Women’s Health Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

04537Y109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G CUSIP NO. 04537Y109	Page 2 of 10 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Seamark Capital, L.P. 23-3074461
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 5,667,275 shares
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 5,667,275 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person Seamark Capital, L.P. – 5,667,275 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 4.6 % Seamark Capital, L.P.
12.	Type of Reporting Person (See Instructions) PN

*

Seamark Capital, L.P. is the sole Investment Advisor to the Seamark Fund, L.P., a passive investment partnership vehicle. Messrs. Fraser and Harrington are Co-Managing Partners of Seamark Capital, L.P., and are sole Partners of Seamark Partners, L.P., the General Partner of Seamark Capital, L.P. Reference is made to Item 4 of this Schedule 13G.

Schedule 13G CUSIP NO. 04537Y109	Page 3 of 10 Pages

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) John D. Fraser
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Pennsylvania, United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 624,048 shares
	6.	Shared Voting Power 5,667,275 shares
	7.	Sole Dispositive Power 624,048 shares
	8.	Shared Dispositive Power 5,667,275 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person John D. Fraser 6,291,323 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 5.1% (including 0.5% by Mr. Fraser individually)
12.	Type of Reporting Person (See Instructions) IN

*	John D. Fraser is Co-Managing Partner of Seamark Capital, L.P. Reference is made to Item 4 of this Schedule 13G.

Schedule 13G CUSIP NO. 04537Y109	Page 4

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) David T. Harrington
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,025,000 shares
	6.	Shared Voting Power 5,667,275 shares
	7.	Sole Dispositive Power 1,025,000 shares
	8.	Shared Dispositive Power 5,667,275 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* David T. Harrington 6,692,275 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.4% (including 0.8% by Mr. Harrington individually)
12.	Type of Reporting Person (See Instructions) IN

*	David T. Harrington is Co-Managing Partner of Seamark Capital, L.P. Reference is made to Item 4 of this Schedule 13G.

Schedule 13G CUSIP NO. 04537Y109	Page 5

Item 1.(a)	Name of Issuer:

Aspira Women’s Health Inc.

Item 1.(b)	Address of Issuer’s Principal Executive Offices:

12117 Bee Caves Road

Building Three

Suite 100

Austin, TX 78738

United States

Item 2.(a)	Name of Person Filing:

(1)	Seamark Capital, L.P.

(2)	John D. Fraser

(3)	David T. Harrington

Item 2.(b)	Address of Principal Business Office or, if none, Residence:

(1)	223 Wilmington West Chester Pike, Suite 115

Chadds Ford, PA 19317

(2)	223 Wilmington West Chester Pike, Suite 115

Chadds Ford, PA 19317

(3)	223 Wilmington West Chester Pike, Suite 115

Chadds Ford, PA 19317

Item 2.(c)	Citizenship:

(1)	Delaware

(2)	Pennsylvania

(3)	Pennsylvania

Item 2.(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2.(e)	CUSIP Number:

04537Y109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

Schedule 13G CUSIP NO. 04537Y109	Page 6

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

The aggregate ownership percentage of shares of the issuer’s common stock owned by each person named in this Schedule 13G is based upon 124,445,639 shares of the issuer’s common stock outstanding as reported in the issuer’s Form 10-Q quarterly report for the fiscal quarter ended September 30, 2022. Seamark Capital, L.P., and John D. Fraser, Co-Managing Partner, and David T. Harrington, Co-Managing Partner, are beneficial holders in the aggregate of 7,316,323 shares of issuer’s common stock. In so much as Messrs. Fraser and Harrington serve as co-portfolio managers of Seamark Capital’s advisory client, the Seamark Fund, L.P., the parties may be deemed to collectively represent a group with respect to voting rights and dispositive rights. Investment decisions for Seamark Capital are made solely through the Co-Managing Partners, who individually also make investment decisions for each of their own respective direct holdings.

(a)	Amount beneficially owned:

(1)	5,667,275 shares

(2)	624,048 shares

(3)	1,025,000 shares

Note: To the extent of Messrs. Fraser and Harrington’s interests in Seamark Capital’s investment vehicles, they may be deemed to be beneficial owners of additional shares beyond direct holdings.

(b)	Percent of Class:

(1)	4.6%

(2)	0.5%

(3)	0.8%

TOTAL: 5.9%

Schedule 13G CUSIP NO. 04537Y109	Page 7

(c)	Number of Shares as to which the person has:

i.	Sole power to vote or to direct the vote:

(1)	0 shares

(2)	624,048 shares

(3)	1,025,000 shares

ii.	Shared power to vote or to direct the vote:

(1)	5,667,275 shares

(2)	6,291,323 shares

(3)	6,692,275 shares

iii.	Sole power to dispose or to direct the disposition of:

(1)	0 shares

(2)	624,048 shares

(3)	1,025,000 shares

iv.	Shared power to dispose or to direct the disposition of:

(1)	5,667,275 shares

(2)	6,291,323 shares

(3)	6,692,275 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Schedule 13G CUSIP NO. 04537Y109	Page 8

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G CUSIP NO. 04537Y109	Page 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEAMARK CAPITAL, L.P., by its General Partner,
SEAMARK PARTNERS, L.P., by its General Partners

Date: February 15, 2023	By:	/s/ John D. Fraser
John D. Fraser,
Partner

Date: February 15, 2023	By:	/s/ David T. Harrington
David T. Harrington,
Partner

Date: February 15, 2023	/s/ John D. Fraser
John D. Fraser

Date: February 15, 2023	/s/ David T. Harrington
David T. Harrington

Schedule 13G CUSIP NO. 04537Y109	Page 10

JOINT FILING AGREEMENT

The undersigned, the Reporting Persons named in this Amendment No. 4 to Schedule 13G (the “Schedule 13G”), hereby agree that the Schedule 13G is filed on behalf of each of them and that each Reporting Person is responsible for the timely filing of any amendments to the Schedule 13G. Each Reporting Person further agrees that each of them is responsible for the completeness and accuracy of the information concerning such Reporting Person, respectively, contained in the Schedule 13G and that each of them is not responsible for the completeness or accuracy of the information concerning the other Reporting Persons.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 15th day of February, 2023.

SEAMARK CAPITAL, L.P., by its General Partner, SEAMARK PARTNERS, L.P., by its
General Partners

By:	/s/ John D. Fraser
John D. Fraser,
Partner

By:	/s/ David T. Harrington
David T. Harrington,
Partner

/s/ John D. Fraser
John D. Fraser

/s/ David T. Harrington
David T. Harrington